Mail Stop 4561

May 29, 2008

Donna M. Coughey
President and Chief Executive Officer
Willow Financial Bancorp, Inc.
170 South Warner Road
Wayne, Pennsylvania 19087

      Re: **Willow Financial Bancorp, Inc.**
               Item 4.02 Form 8-K
               Filed April 10, 2008
               File No. 000-49706

Dear Ms. Coughey:

      We have completed our review of your Form 8-K and have no further comments at this time.

               Sincerely,

               Amit Pande
               Assistant Chief Accountant